UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                          SCHEDULE 13G

               FOR THE YEAR ENDED DECEMBER 31, 1995

             Under the Securities Exchange Act of 1934


                        STATE BANCORP, INC.

                         (Name of Issuer)

                           COMMON STOCK

                   (Title of Class of Securities)

                           855716 - 10 - 6

                            (CUSIP Number)

     Check the following box if a fee is being paid with the statement (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                        Page 1 of 4 Pages

CUSIP NO. 855716 - 10 - 6            13 G                 PAGE 1 OF 1 PAGE

--------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      STATE BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN
      11-3223168
--------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a)_________

                                                              (b)_________
--------------------------------------------------------------------------
  3   SEC USE ONLY



--------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW HYDE PARK, N.Y.


--------------------------------------------------------------------------
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------

  5  SOLE VOTING POWER:              0

  6  SHARED VOTING POWER       289,312

  7  SOLE DISPOSITIVE POWER    289,312

  8  SHARED DISPOSITIVE POWER        0

--------------------------------------------------------------------------

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     289,312

--------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           X

--------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.87%

--------------------------------------------------------------------------

 12  TYPE OF REPORTING PERSON

          EP

--------------------------------------------------------------------------

                            Page 2 of 4 pages

SCHEDULE 13G





Item 1.
    (a)  Name of Issuer - State Bancorp, Inc.
    (b)  Address of Issuer's Principal Executive Offices- 699 Hillside Avenue
                                                          New Hyde Park, N.Y.
                                                          11040

Item 2.
    (a)  Name of Person Filing - State Bancorp, Inc. Employee Stock Ownership
         Plan
    (b) Address of Principal Business Office - 699 Hillside Avenue, New Hyde Park, N.Y.
    (c)  Place of Organization - New York State
    (d)  Title of Class of Securities - Common Stock
    (e)  CUSIP Number - 855716-10-6


Item 3. - If this statement is filed pursuant to Rule 13 d-1(b), or
             13 d-2 (b), check whether the person filing is a:

    (f) X Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Income Security Act of 1974 or Endowment Fund


Item 4 - Ownership

    (a)  Amount Beneficially Owned - 289,312 shares
    (b)  Percent of Class - 6.87%
    (c)  (i) sole power to vote or to direct the vote - 0 shares
    (c)  (ii) shared power to vote or direct the vote - 289,312 shares
    (c) (iii) sole power to dispose or to direct the disposition of - 289,312 shares
    (c) (iv) shared power to dispose or to direct the disposition of - 0 shares


Item 5.

          DOES NOT APPLY





Item 6.
          DOES NOT APPLY



                            Page 3 of 4 pages

SCHEDULE 13G




Item 7.
          DOES NOT APPLY



Item 8.
          DOES NOT APPLY


Item 9.
          DOES NOT APPLY



Item 10.  -  Certification

  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities ande were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                               SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                       JANUARY 12, 1996

                                                                   DATE

                                                 s / THOMAS F. GOLDRICK

                                                              SIGNATURE


                              THOMAS F. GOLDRICK, CHAIRMAN, PRES. & CEO
                                                           NAME / TITLE


                         Page 4  of  4  pages